

02005531

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 39372

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
FEB 05 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CNG Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keilman Austgen & Sinal, P.C.
(Name — *if individual, state last, first, middle name*)

8252 Virginia Street (Address) Merrillville, (City) IN (State) 46410 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ravinder N. Chopra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNG CAPITAL CORPORATION, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



AMY S. BOYD-FRANKLIN
Lake County
My Commission Expires
April 26, 2009

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

CNG CAPITAL CORPORATION

MERRILLVILLE, INDIANA

KEILMAN AUSTGEN & SINAL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CNG CAPITAL CORPORATION

TABLE OF CONTENTS

KEILMAN AUSTGEN & SINAL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
8252 VIRGINIA STREET, SUITE B
MERRILLVILLE, INDIANA 46410

FRANK L. KEILMAN, CPA
DENNIS R. AUSTGEN, CPA
THEODORE A. SINAL, JR., CPA

TELEPHONE
219-736-7501
FACSIMILE
219-736-4444

November 9, 2001

CNG Capital Corporation
114 East 90th Drive
Merrillville, IN 46410

We have audited the accompanying balance sheet of CNG Capital Corporation, as of September 30, 2001, and the related statements of income, comprehensive income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNG Capital Corporation as of September 30, 2001, the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting data is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Keilman Austgen & Sinal, PC

KEILMAN AUSTGEN & SINAL, P.C.
Certified Public Accountants

TAS/kg

CNG CAPITAL CORPORATION
BALANCE SHEET
SEPTEMBER 30, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	795
Securities Available for Sale (at market value)		14,664
Due from Officer		4,700
Total Current Assets		20,159
TOTAL ASSETS	$	20,159

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$	787
Deferred Income Taxes		65
Total Current Liabilities		852
STOCKHOLDER'S EQUITY:		
Capital Stock - 1,000 Shares Authorized 1,000 Shares Issued $1 Par Value		1,000
Paid In Capital		11,001
Retained Earnings		6,946
Accumulated Other Comprehensive Income		360
Total Stockholder's Equity		19,307
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	20,159

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CNG CAPITAL CORPORATION
STATEMENT OF RETAINED EARNINGS
SEPTEMBER 30, 2001

Retained Earnings - October 1, 2000	$	6,505
Net Income		441
Retained Earnings - September 30, 2001	$	6,946

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CNG CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2001

REVENUE:		
Commissions		$ 6,417
EXPENSES:		
Management Fees	$ 2,750	
Professional Fees	1,650	
Membership Dues & Security Bond	2,121	
Total Expenses		6,521
NET OPERATING (LOSS) BEFORE OTHER INCOME		(104)
OTHER INCOME:		
Interest Income		545
Total Other Income		545
NET INCOME BEFORE TAXES		441
Provision for Income Taxes		-
NET INCOME		$ 441

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CNG CAPITAL CORPORATION
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2001

NET INCOME	$ 441
OTHER COMPREHENSIVE INCOME	
Unrealized Gain on Securities Available for Sale	454
TOTAL COMPREHENSIVE INCOME	$ 895

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CNG CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	441
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Accounts Payable		(5,363)
Net Cash Used by Operating Activities		(4,922)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Officer Repayment		3,300
Purchase of Securities Available for Sale		(3,824)
Net Cash Used by Investing Activities		(524)
NET DECREASE IN CASH		(5,446)
BEGINNING CASH		6,241
ENDING CASH	$	795

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CNG CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

NOTE A - Summary of Significant Accounting Policies

This summary of significant accounting policies of CNG Capital Corporation (the Company) is presented to assist in understanding the Company's financial statements, and are an integral part of these statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Business Activity

CNG Capital Corporation was incorporated on September 30, 1987, in the State of Indiana. The Company operates as a broker under the rules and regulations of the National Association of Securities Dealers as a broker who does not generally carry customers' accounts. Securities are purchased through a General Securities Firm on a fully disclosed basis.

Income Taxes

The provision for federal and state income taxes is presented in these financial statements for the fiscal year ended September 30, 2001. Provision for income taxes for the fiscal year ending September 30, 2001 amounted to $ 0.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Requirements - National Association of Security Dealers

The net-capital requirements, as established by Rule 15c3-1 under the Securities Exchange Act of 1934 as amended September 1, 1975, is $5,000 for Brokers Who Do Not Generally Carry Customer's Accounts.

NOTE C - Related Party Transactions

The management fees incurred during the year were to an enterprise in which the Company's president and shareholder owns a 100 percent controlling interest. The amount of these fees were $2,750.

NOTE D - Securities

For the year ended September 30, 1995 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:

CNG CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS (cont.)
SEPTEMBER 30, 2001

Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholder's equity.

As of September 30, 2001 the Company classified investments with a cost of $14,239 and market value of $14,664 as available-for-sale securities. The classifications has resulted in the following additions to the accounts below:

Securities available-for-sale	$ 425
Deferred income taxes	65
Unrealized holding gains	$ 360

SUPPLEMENTAL INFORMATION

REQUIRED BY SEC

CNG CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2001

CURRENT ASSETS:		
Cash	$	795
Securities Available for Sale		14,664
Total Current Assets		15,459
CURRENT LIABILITIES:		
Accounts Payable		787
Deferred Income Taxes		65
Total Current Liabilities		852
Net Capital		14,607
Required Net Capital		5,000
EXCESS CAPITAL:	$	9,607

CNG CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Balance: October 1, 2000	$	18,477
A. Net Income		441
B. Increase In Unrealized Holding Gain		389
Balance: September 30, 2001	$	19,307

CNG CAPITAL CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION AND RESERVE REQUIREMENTS AS OF SEPTEMBER 30, 2001

	Per Audited Statement	Per Focus Report IIA	Difference*
COMPUTATION OF NET CAPITAL			
Total Ownership Equity from Statement of Financial Condition	$ 19,307	$ 19,175	$ 132
Deduct Ownership Equity Not Allowed for Net Capital	4,700	8,000	3,300
Deduct Exempted Securities	795	795	-
Total Ownership Equity Qualified for Net Capital	$ 13,812	$ 10,380	$ 3,432
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum Dollar Net Capital Requirements of Reporting Broker in Accordance with Rule 15c 3-1	5,000	5,000	-
Excess Net Capital	$ 8,812	$ 5,380	$ 3,432

* Note:

Difference of $132 is a result of provision for federal income taxes.

Difference of $3,300 is Officer Repayment of Loan.

KEILMAN AUSTGEN & SINAL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
8252 VIRGINIA STREET, SUITE B
MERRILLVILLE, INDIANA 46410

FRANK L. KEILMAN, CPA
DENNIS R. AUSTGEN, CPA
THEODORE A. SINAL, JR., CPA

TELEPHONE
219-736-7501
FACSIMILE
219-736-4444

November 9, 2001

CNG Capital Corporation
114 East 90th Drive
Merrillville, IN 46410

RE: Independent Auditors' Comments
on Internal Controls

In planning and performing our audit of the financial statements of CNG Capital Corporation (the Company) for the year ended September 30, 2001 considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by CNG Capital Corporation that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 meet the Commission's objectives.

CNG Capital Corporation
November 9, 2001
Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Keilman Austgen Sinal, PC

KEILMAN AUSTGEN & SINAL, P.C.
Certified Public Accountants

TAS/kg